UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 000-22935
PEGASUS SOLUTIONS, INC.
(Exact name of registrant as specified in its charter)
8350 North Central Expressway
Campbell Center One, Suite 1900
Dallas, TX 75206
(214) 234-4000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, par value $0.01 per share
Rights to purchase Series A Preferred Stock, par value $0.01 per share
3.875% Convertible Senior Notes due July 15, 2023
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty
to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
     Approximate number of holders of record of Common Stock and rights to purchase Series A Preferred Stock, as of the certification or notice date: 1
     Approximate number of holders of record of 3.875% Convertible Senior Notes, as of the certification or notice date: 21
     Pursuant to the requirements of the Securities Exchange Act of 1934, Pegasus Solutions, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

May 4, 2006	PEGASUS SOLUTIONS, INC.

	By:	/s/ SUSAN K. CONNER
Susan K. Conner
Executive Vice President and Chief Financial Officer